Exhibit 99.1

Consolidated Financial Statements
as of and for the years ended
June, 30, 2022 and 2021
and Independent Auditor's Report

Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301 USA Tel:+1 312 486 1000 Fax:+1 312 486 1486 www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of CDK Global, Inc.
Hoffman Estates, Illinois

Opinion

We have audited the consolidated financial statements of CDK Global, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of June 30, 2022 and 2021, and the related consolidated statements of operations, comprehensive Income, stockholder's Equity (Deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

August 9, 2022

CDK Global, Inc.

Consolidated Statements of Operations
(In millions)

	Year Ended June 30,
	2022	2021
Revenue	$1,791.4	$1,673.2

Expenses:
Cost of revenue	948.7	875.0
Selling, general and administrative expenses	388.2	360.9
Litigation provision	—	12.0
Total expenses	1,336.9	1,247.9
Operating earnings	454.5	425.3

Interest expense	(88.5)	(124.6)
Gain (loss) on extinguishment of debt	2.1	(25.6)
Loss from equity method investment	(7.8)	(27.3)
Other income, net	7.2	36.9

Earnings before income taxes	367.5	284.7

Provision for income taxes	(99.6)	(94.5)

Net earnings from continuing operations	267.9	190.2
Net earnings from discontinued operations	1.3	852.8
Net earnings	269.2	1,043.0
Less: net earnings attributable to noncontrolling interest	7.4	8.7
Net earnings attributable to CDK	$261.8	$1,034.3

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Statements of Comprehensive Income

(In millions)

	Year Ended June 30,
	2022	2021
Net earnings	$269.2	$1,043.0
Other comprehensive income (loss):
Currency translation adjustments	(5.8)	60.7
Reclassification of foreign currency loss to net income	—	37.9
Unrealized gain on available-for-sale security	0.2	—
Total other comprehensive income (loss)	(5.6)	98.6
Comprehensive income	263.6	1,141.6
Less: comprehensive income attributable to noncontrolling interest	7.4	8.7
Comprehensive income attributable to CDK	$256.2	$1,132.9

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Balance Sheets

(In millions, except per share par value)

	June 30,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$111.6	$157.0
Accounts receivable, net	246.8	236.4
Other current assets	177.5	168.9
Total current assets	535.9	562.3
Property, plant and equipment, net	70.1	71.8
Other assets	471.0	448.7
Goodwill	1,438.0	1,297.1
Intangible assets, net	385.5	332.7
Total assets	$2,900.5	$2,712.6

Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt and finance lease liabilities	$4.7	$7.1
Accounts payable	19.6	29.0
Accrued expenses and other current liabilities	205.5	188.1
Litigation liabilities	34.0	34.0
Accrued payroll and payroll-related expenses	92.9	81.5
Deferred revenue	33.8	28.6
Total current liabilities	390.5	368.3
Long-term liabilities:
Debt and finance lease liabilities	1,733.3	1,586.5
Deferred income taxes	160.1	111.4
Deferred revenue	30.5	40.4
Other liabilities	86.4	111.1
Total liabilities	2,400.8	2,217.7

Stockholders' Equity:
Preferred stock, $0.01 par value: 50.0 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value: 650.0 shares authorized; 160.3 and 160.3 shares issued, respectively; 116.7 and 121.5 shares outstanding, respectively	1.6	1.6
Paid-in capital	742.7	715.1
Retained earnings	2,186.8	1,997.4
Treasury stock, at cost: 43.6 and 38.8 shares, respectively	(2,514.4)	(2,306.0)
Accumulated other comprehensive income	67.1	72.7
Total CDK stockholders' equity	483.8	480.8
Noncontrolling interest	15.9	14.1
Total stockholder's equity	499.7	494.9
Total liabilities and stockholders' equity	$2,900.5	$2,712.6

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Statements of Cash Flows
(In millions)

	Year Ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net earnings	$269.2	$1,043.0
Less: net earnings from discontinued operations	1.3	852.8
Net earnings from continuing operations	267.9	190.2
Adjustments to reconcile net earnings from continuing operations to cash flows provided by operating activities, continuing operations:
Depreciation and amortization	125.7	98.7
Asset impairment	—	4.1
(Gain) loss on extinguishment of debt	(2.1)	25.6
Loss from equity method investment	7.8	27.3
Deferred income taxes	42.8	30.8
Stock-based compensation expense	62.4	43.0
Other	6.5	6.9
Changes in assets and liabilities, net of effect from acquisitions of businesses:
Accounts receivable	(12.3)	13.8
Other assets	(37.3)	(65.2)
Accounts payable	(10.0)	(6.3)
Accrued expenses and other liabilities	(27.4)	(27.4)
Net cash flows provided by operating activities, continuing operations	424.0	341.5
Net cash flows used in operating activities, discontinued operations	(0.5)	(124.8)
Net cash flows provided by operating activities	423.5	216.7

Cash Flows from Investing Activities:
Capital expenditures	(26.3)	(20.6)
Capitalized software	(112.5)	(74.8)
Acquisitions of businesses, net of cash acquired	(154.2)	(359.5)
Purchases of investments	—	(5.0)
Net cash flows used in investing activities, continuing operations	(293.0)	(459.9)
Net cash flows provided by investing activities, discontinued operations	1.9	1,380.9
Net cash flows provided by (used in) investing activities	(291.1)	921.0

Cash Flows from Financing Activities:
Net proceeds from (repayments of) revolving credit facilities	145.0	(15.0)
Repayments of long-term debt and finance lease liabilities	(7.0)	(1,098.5)
Dividends paid to stockholders	(70.8)	(73.0)
Repurchases of common stock	(229.1)	(12.1)
Proceeds from exercise of stock options	—	2.5
Withholding tax payments for stock-based compensation awards	(11.4)	(5.0)
Dividend payments to noncontrolling owners	(5.6)	(10.0)
Payments of debt financing costs	—	(2.7)
Net cash flows used in financing activities, continuing operations	(178.9)	(1,213.8)
Net cash flows used in financing activities, discontinued operations	—	—
Net cash flows used in financing activities	(178.9)	(1,213.8)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash, including cash classified in current assets held for sale	(3.1)	21.1
Net change in cash, cash equivalents, and restricted cash, including cash classified in current assets held for sale	(49.6)	(55.0)
Net change in cash classified in current assets held for sale	—	134.9
Net change in cash, cash equivalents, and restricted cash	(49.6)	79.9

Cash, cash equivalents, and restricted cash, beginning of period	177.2	97.3
Cash, cash equivalents, and restricted cash end of period	$127.6	$177.2

	Year Ended June 30,
	2022	2021
Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets:
Cash and cash equivalents	$111.6	$157.0
Restricted cash in funds held for clients included in other current assets	16.0	20.2
Total cash, cash equivalents, and restricted cash	$127.6	$177.2

	Year Ended June 30,
	2022	2021
Supplemental Disclosure:
Cash paid for:
Income taxes and foreign withholding taxes, net of refunds, continuing operations	$58.9	$74.9
Income taxes and foreign withholding taxes, net of refunds, discontinued operations	—	174.0
Interest	84.3	119.8
Non-cash investing and financing activities:
Capitalized property and equipment obtained under lease	11.3	11.9
Lease liabilities incurred	(11.3)	(11.9)
Capital expenditures and capitalized software, accrued not paid	0.4	0.3
Cash consideration not yet transferred	—	16.8

See notes to the consolidated financial statements.

CDK Global, Inc.

Consolidated Statements of Stockholders' Equity

(In millions)

	Common Stock					Accumulated	Total CDK		Total
	Shares Issued	Amount	Paid-in Capital	Retained Earnings	Treasury Stock	Other Comprehensive Income	Stockholders' Equity (Deficit)	Non- controlling Interest	Stockholders' Equity (Deficit)
Balance as of June 30, 2020	160.3	$1.6	$687.9	$1,045.5	$(2,305.2)	$(25.9)	$(596.1)	$15.4	$(580.7)
Net earnings	—	—	—	1,034.3	—	—	1,034.3	8.7	1,043.0
Impact of Adoption of ASC 326-current expected credit losses, net of tax	—	—	—	(8.2)	—	—	(8.2)	—	(8.2)
Foreign currency translation adjustments	—	—	—	—	—	60.7	60.7	—	60.7
Reclassification of foreign currency loss to net income	—	—	—	—	—	37.9	37.9	—	37.9
Stock-based compensation expense and related dividend equivalents	—	—	41.0	(1.2)	—	—	39.8	—	39.8
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(13.8)	—	11.3	—	(2.5)	—	(2.5)
Dividends paid to stockholders ($0.60 per share)	—	—	—	(73.0)	—	—	(73.0)	—	(73.0)
Repurchases of common stock	—	—	—	—	(12.1)	—	(12.1)	—	(12.1)
Dividend payments to noncontrolling owners	—	—	—	—	—	—	—	(10.0)	(10.0)
Balance as of June 30, 2021	160.3	$1.6	$715.1	$1,997.4	$(2,306.0)	$72.7	$480.8	$14.1	$494.9
Net earnings	—	—	—	261.8	—	—	261.8	7.4	269.2
Foreign currency translation adjustments	—	—	—	—	—	(5.8)	(5.8)	—	(5.8)
Unrealized gain on available-for-sale security	—	—	—	—	—	0.2	0.2	—	0.2
Stock-based compensation expense and related dividend equivalents	—	—	59.7	(1.6)	—	—	58.1	—	58.1
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(32.1)	—	20.7	—	(11.4)	—	(11.4)
Dividends paid to stockholders ($0.60 per share)	—	—	—	(70.8)	—	—	(70.8)	—	(70.8)
Repurchases of common stock	—	—	—	—	(229.1)	—	(229.1)	—	(229.1)
Dividend payments to noncontrolling owners	—	—	—	—	—	—	—	(5.6)	(5.6)
Balance as of June 30, 2022	160.3	$1.6	$742.7	$2,186.8	$(2,514.4)	$67.1	$483.8	$15.9	$499.7

See notes to the consolidated financial statements

CDK Global, Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts in millions, except share and per share amounts)

Note 1. Basis of Presentation

Description of Business. CDK Global, Inc. (the "Company" or "CDK") is a leading provider of retail technology and software as a service ("SaaS") solutions that help dealers and auto manufacturers run their businesses more efficiently, drive improved profitability and create frictionless purchasing and ownership experiences for consumers. Today, CDK serves over 15,000 retail locations in North America.

Basis of Preparation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect assets, liabilities, revenue, and expenses that are reported in the accompanying financial statements and footnotes thereto. Actual results may differ from those estimates and assumptions.

On March 1, 2021, the Company completed the sale of the CDK International business ("International Business") to Francisco Partners. Following the sale of the International Business, the Company is organized as a single operating segment. The financial results of the International Business are presented in net earnings (loss) from discontinued operations in the Consolidated Statements of Operations for all periods presented. Certain prior year amounts have been reclassified to conform to the current year presentation. Unless otherwise noted, discussion in these Notes to the Consolidated Financial Statements refers to continuing operations. For additional information, refer to Note 4 - Discontinued Operations.

Note 2. Summary of Significant Accounting Policies

Consolidation. The financial statements include the accounts of the Company and its wholly owned subsidiaries. In addition, the financial statements include the accounts of Computerized Vehicle Registration ("CVR") in which CDK holds a controlling financial interest. Intercompany transactions and balances between consolidated CDK businesses have been eliminated.

Business Combinations. The Company accounts for business combinations using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions. The Company may utilize third-party valuation specialists to assist the Company in the purchase price allocation. Initial purchase price allocations are subject to revision within the measurement period, not to exceed one year from the date of acquisition. Acquisition-related transaction and other costs associated with business combinations are expensed as incurred.

Revenue Recognition. The Company determines the amount of revenue to be recognized through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The majority of the Company's revenue is generated from contracts with multiple performance obligations. A performance obligation is a promise to transfer a distinct good or service to the customer, and is the unit of account in Accounting Standards Codification ("ASC") 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company is required to estimate the total consideration expected to be received from contracts with customers. In limited circumstances, the consideration expected to be received may be variable based on the specific terms of the contract.

The Company rarely licenses or sells products or services on a standalone basis. As such, the Company is required to develop its best estimate of standalone selling price of each distinct good or service as the basis for allocating the total transaction price. The primary method used to estimate standalone selling price is the adjusted market assessment approach, with some product categories using the expected cost plus a margin approach. When establishing standalone selling price, the Company considers various factors which may include geographic region, current market trends, customer class, its market share and position, its general pricing practices for bundled products and services, and recent contract sales data.

The Company applies significant judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.

Taxes collected from customers and remitted to governmental authorities are presented on a net basis; that is, such taxes are excluded from revenue.

The Company generates revenue from the following three categories: subscription, transaction, and other. The Company does not evaluate a contract for a significant financing component if payment is expected within one year from the transfer of the promised items to the customer.

Subscription. CDK provides software and technology solutions for automotive retailers and OEMs, which includes:

•	Dealer Management Systems ("DMSs") and layered applications, which may be installed on-site at the customer's location, or hosted and provided on a software-as-a-service ("SaaS") basis, including ongoing maintenance and support;

•	Interrelated services such as installation, initial training, and data updates;

•	Prior to adoption of ASC 842 "Leases" ("ASC 842"), subscription revenue included technology solutions in which hardware was provided on a service basis. This revenue was previously classified as subscription revenue because, under lease accounting guidance in effect prior to ASC 842, substitution rights were considered substantive.

SaaS and other hosted service arrangements, which allow the customer continuous access to the software over the contract period without taking control of the software, are provided on a subscription basis. The Company has concluded that under its SaaS and hosted service arrangements, the customer obtains access to the Company's software which resides and is maintained on its managed servers. The customer does not obtain the right to take possession of the software. As such, the Company has concluded that its SaaS and hosted services arrangements do not include a software license. Furthermore, the Company has concluded that while the support and maintenance and hosting services are capable of being distinct performance obligations, the obligations are not distinct within the context of the contract. In addition, as the support and maintenance and hosting services are provided over the same period and have the same pattern of transfer of control, the support and maintenance and hosting services are combined and recognized as a single performance obligation. The Company may provide new customers with interrelated setup activities such as installation, initial training and data updates that the Company must undertake to fulfill the contract. These are considered fulfillment activities that do not transfer service to the customer. In addition to the core DMS software application, the customer may also contract for layered applications, which are each considered a distinct performance obligation.

Revenue for SaaS and other hosted service arrangements, are recognized ratably over the duration of the contract. The Company has determined its obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. The customer receives the benefit of the services, and the Company has the right to payment as the services are performed. A time-elapsed output method is used to measure progress as the Company transfers control evenly over the duration of the contract.

Transaction. The Company receives fees per transaction for providing auto retailers interfaces with third parties to process credit reports, vehicle registrations, and automotive equity mining. Transaction revenue varies based on the volume of transactions processed. For transaction revenue, the Company has a right to payment as the transactions are performed in an amount that corresponds directly with the value to the customer. As such, the Company recognizes transaction revenue as the services are rendered and in the amount to which it has the right to invoice. Transaction revenue for credit report processing and automotive equity mining is recorded in revenue on a gross basis, incurred when the Company is substantively and contractually responsible for providing the service, software, and/or connectivity to the customer, and controls the specified good or service before it is transferred to the customer. The Company recognizes vehicle registration revenue net of the state registration fee since it is acting as an agent and does not control the related goods and services before they are transferred to the customer.

Other. The Company provides consulting and professional services, including marketing campaign solutions, and sells hardware such as laser printers, networking and telephony equipment, and related items. Consulting and professional services are either billed on a time and materials basis or on a fixed monthly, quarterly or semi-annual basis based on the amount of services contracted. Revenue from these services is recorded when the Company's obligation is satisfied. Where the Company's obligation is to provide continuous services throughout the contract period and the customer receives the benefit of those services as they are performed, the Company recognizes services revenue over time using a time-elapsed output method as the Company believes the passage of time faithfully depicts the transfer of services to its customers. Where the professional service represents a single performance obligation, the customer receives the benefit of the services only upon their completion, and the Company does not have the right to payment as the services are performed, such services revenue is recognized upon completion.

The Company often sells hardware bundled with maintenance services and has concluded that these bundles include two distinct performance obligations. The first performance obligation is to transfer the hardware product and the second performance obligation is to provide maintenance on the hardware and its embedded software. As such, the transaction price allocated to the sold hardware is recognized upon delivery at which point the customer is able to direct the use of, and obtain substantially all of the remaining benefits of the hardware. Upon delivery of the hardware, the Company generally has the right to payment, the customer has legal title, physical possession of, and control of the hardware. The transaction price allocated to the maintenance of hardware and its embedded software is recognized ratably over the duration of the contract as the customer simultaneously consumes and receives the benefit of this maintenance. The Company has determined its obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. A time-elapsed output method is used to measure progress as the Company transfers control evenly over the duration of the contract. Hardware maintenance is included in subscription revenue.

After the adoption of ASC 842, Other revenue also includes leasing revenue from hardware where the customer has a right of use during the contract term under ASC 842, as hardware substitution rights are not considered substantive.

Also included in the Other category are on-site software arrangements which include a license of intellectual property as the customer has the contractual right to take possession of the software and the customer can either run the software on its own hardware or contract with another party unrelated to the Company to host the software. The customer receives the right to use the software license upon its installation for the term of the arrangement. As such, the Company has concluded that the software license is a distinct performance obligation and recognizes the transaction price allocated to on-site software upon installation. The Company also provides maintenance and support of the software applications. Such maintenance and support services may include server and desktop support, bug fixes, and support resolving other issues a customer may encounter in utilizing the software. Revenue allocated to maintenance and support is generally recognized ratably over the contract period as customers simultaneously consume and receive benefits, given the support and maintenance comprise distinct performance obligations that are satisfied ratably over time. A time-elapsed output method is used to measure progress as the Company transfers control evenly over the duration of the contract. Accordingly, maintenance and support revenue for on-site licenses is included in subscription revenue.

Income Taxes. Income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments, and estimates to determine the provision for income taxes, taxes payable or refundable, and deferred tax assets and liabilities. The Company's assumptions, judgments, and estimates take into consideration the realization of deferred tax assets and changes in tax laws or interpretations thereof. The Company's income tax returns are subject to examination by various tax authorities. A change in the assessment of the outcomes of such matters could materially impact the Company's consolidated financial statements.

The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. In determining the need for a valuation allowance, the Company considers future market growth, forecasted earnings, future taxable income, and prudent and feasible tax planning strategies. In the event the Company determines that it is more likely than not that an entity will be unable to realize all or a portion of its deferred tax assets in the future, the Company would increase the valuation allowance and recognize a corresponding charge to earnings in the period in which such a determination is made. Likewise, if the Company later determines that it is more likely than not that the deferred tax assets will be realized, the Company would reverse the applicable portion of the previously recognized valuation allowance. In order to realize deferred tax assets, the Company must be able to generate sufficient taxable income of the appropriate character in the jurisdictions in which the deferred tax assets are located.

The Company recognizes tax benefits for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's income tax returns that do not meet these recognition and measurement standards. Assumptions, judgments, and the use of estimates are required in determining whether the "more likely than not" standard has been met when developing the provision for income taxes.

If certain pending tax matters settle within one year, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Stock-Based Compensation. Certain of the Company's employees have been granted (a) stock options to purchase shares of the Company's common stock and/or (b) restricted stock or restricted stock units under which shares of the Company's common stock vest based on the passage of time or achievement of performance and market conditions. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of the grant. The Company records the impact of forfeitures on stock compensation expense in the period the forfeitures occur. The Company determines the fair value of stock options issued using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate, and employee exercise behavior. Expected volatility utilized in the binomial option pricing model is based on a combination of implied market volatility and historical volatility of peer companies. Similarly, the dividend yield is based on historical experience and expected future dividend payments. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option pricing model also incorporates exercises based on an analysis of historical data. The expected life of a stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

The grant date fair value of restricted stock and restricted stock units that vest upon achievement of service conditions is based on the closing price of the Company's common stock on the date of grant. The Company also grants performance-based awards that vest over a performance period. Certain performance-based awards are further subject to adjustment (increase or decrease) based on a market condition defined as total stockholder return of the Company's common stock compared to a peer group of companies. The fair value of performance-based awards subject to a market condition is determined using a Monte Carlo simulation model. The principal variable assumptions utilized in determining the grant date fair value of performance-based awards subject to a market condition include the risk-free rate, stock volatility, dividend yield, and correlations between the Company's stock price and the stock prices of the peer group of companies. The probability associated with the achievement of performance conditions affects the vesting of the Company's performance-based awards. Expense is only recognized for those shares expected to vest. The Company adjusts stock-based compensation expense (increase or decrease) when it becomes probable that actual performance will differ from the estimate.

Cash and Cash Equivalents. Investment securities with an original maturity of three months or less at the time of purchase are considered cash equivalents.

Accounts Receivable, Net. Accounts receivable, net is primarily comprised of trade receivables and lease receivables, net of allowances. Trade receivables consist of amounts due to the Company in the normal course of business, which are not collateralized and do not bear interest. Lease receivables primarily relate to sales-type leases arising from the sale of hardware elements in bundled DMS or other integrated solutions. Lease receivables represent the current portion of the present value of the minimum lease payments at the beginning of the lease term. The long-term portion of the present value of the minimum lease payments is included in other assets on the Consolidated Balance Sheets.

Allowance for Credit Losses. The Company is exposed to credit losses primarily through the sales of its products and services. The majority of the Company's receivables are trade receivables due in less than one year. The Company's receivables also include the short and long-term portions of contract assets, lease receivables and other accrued and unbilled receivables. Refer to Note 6 - Revenue for more information about contract assets.

After the adoption of Accounting Standards Update ("ASU") 2016-13, which requires the application of a current expected credit loss impairment model ("CECL"), the Company identified the following risk characteristics of its customers and the related receivables and financial assets: geographic region, major line of business (e.g. Automotive, OEM, etc.), size or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, adjusted for external data and macroeconomic factors such as unemployment rates in certain operating regions or automobile sales. Due to the short-term nature of trade receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the receivable balances, the financial condition of customers and the Company's historical loss rates. For certain other financial assets, the expected credit losses are also evaluated based on the credit rating of the counterparty, or reasonable and supportable forecasts of future economic conditions. Additionally, specific reserves are established for certain financial assets on an individual basis when they no longer meet the criteria to be classified in a particular pool. Should a particular asset's risk characteristics change, the Company will assess whether the asset should be moved to another pool. This analysis and the review of credit quality indicators are performed at each quarter-end, or more often as deemed necessary based on specific facts and circumstances.

The Company also carries financial assets that are attributable to the sale of the Digital Marketing Business. These assets consist of a 10-year note receivable and receivables related to transition services agreements in connection with the sale of the business. Specific reserves are established for these assets if it is determined that there is a higher probability of default, which considers the aging of the receivable balances and the financial condition of the counterparty.

The Company's monitoring activities include timely account reconciliation, reviews of credit and collection performance, consideration of customers' financial conditions and macroeconomic conditions. For trade receivables and unbilled accounts receivable, credit quality indicators relate to collection history and the delinquency status of amounts due, which is determined based on the aging of such receivables. For certain other financial assets including contract assets, lease receivables, other accrued and unbilled receivables, and financial assets attributable to the sale of the Digital Marketing Business, credit quality indicators are generally based on rating agency data, publicly available information and information provided by customers which may affect their ability to pay. Financial assets are written off when they are determined to be uncollectible.

Prior to the adoption of CECL, the accounts receivable allowances for both trade receivables and lease receivables were estimated based on historical collection experience, an analysis of the age of outstanding accounts receivable, and credit issuance experience. Receivables were considered past due if payment was not received by the date agreed upon with the customers. Write-offs were made when management believed it was probable a receivable would not be recovered.

Funds Receivable and Funds Held for Clients and Client Fund Obligations. Funds receivable and funds held for clients represent amounts received or expected to be received from clients in advance of performing titling and registration services on behalf of those clients. These amounts are classified in other current assets on the Consolidated Balance Sheets. The total amount due to remit for titling and registration obligations with the department of motor vehicles is recorded to client fund obligations which is classified as accrued expenses and other current liabilities on the Consolidated Balance Sheets. Funds receivable was $42.2 million and $42.7 million, and funds held for clients was $16.0 million and $20.2 million as of June 30, 2022 and 2021, respectively. Client fund obligation was $58.2 million and $62.9 million as of June 30, 2022 and 2021, respectively.

Property, Plant and Equipment, Net. Property, plant and equipment, net is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Buildings	20 to 40 years
Furniture and fixtures	4 to 7 years
Data processing equipment	3 to 5 years

Goodwill. The Company performs an evaluation of goodwill, utilizing either a qualitative or quantitative impairment test. A qualitative assessment is performed at least annually to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company performs a quantitative impairment test for each reporting unit every three years, or more frequently if circumstances indicate a potential impairment. The annual test for impairment is conducted as of April 1. A reporting unit is an operating segment or a component of an operating segment. Goodwill is not amortized but is subject to periodic testing for impairment at the reporting unit level.

Under a qualitative assessment, the most recent quantitative assessment is used to determine if it is more likely than not that the reporting unit's goodwill is impaired. As part of this qualitative assessment, the Company assesses relevant events and circumstances including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in share price and entity-specific events to determine if there is an indication of impairment.

Under a quantitative assessment, goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired and an impairment charge is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill. The fair value of a reporting unit is generally determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of the Company's fair value in an orderly transaction between market participants. The Company currently applies a 100% income approach weighting to one of its reporting units due to the limited publicly available information for guideline companies.

Under the income approach, the Company determines fair value based on estimated future cash flows of a reporting unit, discounted by an estimated weighted average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. The estimated future cash flows of each reporting unit are based on internally generated forecasts for the remainder of the respective reporting period and the next five to ten years.

Under the market approach, the Company utilizes valuation multiples derived from publicly available information for guideline companies to provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. The valuation multiples are applied to the reporting units.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, operating margins, discount rates and future market conditions, among others. Any changes in the judgments, estimates or assumptions used could produce significantly different results.

Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value.

Internal Use Software and Computer Software to be Sold, Leased, or Otherwise Marketed. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company's policy also provides for the capitalization of certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impracticable to separate these costs from normal maintenance activities. The Company typically amortizes internal use software over a 3 to 8 years life.

The Company's policy provides for the capitalization of certain costs of computer software to be sold, leased, or otherwise marketed. The Company capitalizes software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires judgment by management and in many instances is only attained a short time prior to the general release of the software. Maintenance-related costs are expensed as incurred.

Pursuant to these policies, the Company incurred expenses to research, develop, and deploy new and enhanced solutions of $81.0 million and $79.3 million for fiscal 2022 and 2021, respectively. These expenses were classified in cost of revenue on the Consolidated Statements of Operations.

Discontinued Operations. The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs only when the disposal of a component or a group of components of the Company (i) meets the held-for-sale classification criteria, is disposed of by sale, or other than by sale, and (ii) represents a strategic shift that will have a major effect on the Company's operations and financial results. The results of operations and cash flows of a discontinued operation are restated for all comparative periods presented. Unless otherwise noted, discussion in the Notes to Consolidated Financial Statements refers to the Company's continuing operations. Refer to Note 4 - Discontinued Operations for further information.

Fair Value Measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established based on three levels of inputs, of which the first two are considered observable and the last unobservable.

•	Level 1: Inputs that are based upon quoted prices in active markets for identical assets or liabilities.

•	Level 2: Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs where there is little or no market activity for the asset or liability. These inputs reflect management's best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The Company determines the fair value of financial instruments in accordance with ASC 820, "Fair Value Measurements." This standard defines fair value and establishes a framework for measuring fair value in accordance with GAAP. Cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities are reflected on the Consolidated Balance Sheets at cost, which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's term loan facilities (as described in Note 14 - Debt), including accrued interest, approximated fair value based on the Company's current estimated incremental borrowing rate for similar types of arrangements.

The Company has derivatives not designated as hedges which consisted of foreign currency forward contracts to offset the risks associated with the effects of certain foreign currency exposure on intercompany loans. The Company recognized changes in fair value of the derivative instruments in other income, net in the Consolidated Statements of Operations.

Foreign Currency. For foreign subsidiaries where the local currency is the functional currency, net assets are translated into U.S. dollars based on exchange rates in effect for each period, and revenue and expenses are translated at average exchange rates in the periods. Gains or losses from balance sheet translation of such entities are included in accumulated other comprehensive income on the Consolidated Balance Sheets. Currency transaction gains or losses relate to intercompany loans denominated in a currency other than that of the loan counterparty, which do not eliminate upon consolidation. Currency transaction gains or losses are included in other income, net on the Consolidated Statements of Operations.

Leases. The Company has lease arrangements where the Company acts as either a lessee or a lessor. The Company applies judgment in order to determine if an arrangement contains a lease, to assess which party retains a material amount of economic benefit from the underlying asset, and to determine which party holds control over the direction and use of the asset. The Company also applies judgment to determine whether the Company will exercise renewal options, to identify substantive substitution rights over the asset, to determine the incremental borrowing rate, and to estimate the fair value of the leased asset.

CDK as a Lessee. The Company has obligations under lease arrangements mainly for facilities, equipment, data centers, and vehicles. These leases have original lease periods expiring between fiscal 2023 and 2029. The Company classifies leases as finance leases when there is either a transfer of ownership of the underlying asset by the end of the lease term, the lease contains an option to purchase the asset that the Company is reasonably certain will be exercised, the lease term is for the major part of the remaining economic life of the asset, the present value of the lease payments and any residual value guarantee equals or substantially exceeds all the fair value of the asset, or the asset is of such a specialized nature that it will have no alternative use to the lessor at the end of the lease term. When none of these criteria are met, the Company classifies leases as operating leases.

Several of the Company's leases include one or more options to renew. The Company does not assume renewal periods in its determination of lease term unless it is reasonably certain that the Company will exercise the renewal option. The Company considers leases with an initial term of 12 months or less as short-term in nature and does not record such leases on the balance sheets. The Company records all other leases on the balance sheets with right-of-use ("ROU") assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease.

The Company recognizes ROU assets and lease liabilities based on the present value of lease payments over the lease term. The ROU asset is adjusted for prepaid or deferred rent, lease incentives and impairments. The Company uses the incremental borrowing rate at the lease commencement date to determine the present value of the lease payments as the implicit rate in the leases is generally not readily determinable. The incremental borrowing rate is generally determined using factors such as treasury yields, the Company's credit rating and lease term, and may differ for individual leases.

In addition to fixed lease payments, several lease arrangements contain provisions for variable lease payments relating to utilities and maintenance costs or rental increases not scheduled in the lease. Variable lease payments are expensed in the period in which the obligation for those payments is incurred. The Company has elected to combine lease and non-lease components, such as fixed maintenance costs, as a single lease component in calculating ROU assets and lease liabilities.

CDK as a Lessor. The Company's hardware-as-a-service arrangements, in which the Company provides customers continuous access to CDK owned hardware, such as networking and telephony equipment and laser printers, are accounted for as sales-type leases under ASC 842, primarily because they do not contain substantive substitution rights. Since the Company elected to not reassess prior conclusions related to arrangements containing leases, the lease classification, and the initial direct costs, only hardware leases that commenced or are modified on or subsequent to July 1, 2019, are accounted for under ASC 842. Historically, the Company has accounted for these arrangements as a distinct performance obligation under the revenue recognition guidance and recognized revenue over the term of the arrangement. Sales-type lease arrangements follow the Company's customary contracting practices and, generally, include a fixed monthly fee for the lease and non-lease components for the duration of the contract term. The Company does not typically provide renewal, termination or purchase options to its customers.

The Company recognizes net investment in sales-type leases based on the present value of the lease receivable when collectability is probable. The Company accounts for lease and non-lease components such as maintenance costs, separately. Consideration is allocated between lease and non-lease components based on stand-alone selling price in accordance with ASC 606, Revenue from Contracts with Customers.

Note 3. New Accounting Pronouncements

Recently Adopted Accounting Pronouncements. In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes," ("ASU 2019-12"), which simplifies the accounting for income taxes in various areas. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. The Company adopted ASU 2019-12 on July 1, 2021. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08 "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts With Customers" ("ASU 2021-08"). ASU 2021-08 requires companies to apply "Revenue from Contracts with Customers (Topic 606)" ("ASC 606") when recognizing and measuring contract assets and contract liabilities acquired in a business combination. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company elected to adopt ASU 2021-08 effective October 1, 2021. ASU 2021-08 will apply to all business combinations that occur during fiscal year ended June 30, 2022. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements. In July 2021, the FASB issued ASU No. 2021-05 "Leases (Topic 842): Lessors —Certain Leases with Variable Lease Payments," ("ASU 2021-05"). ASU 2021-05 requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. ASU 2021-05 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements but the Company will examine a potential adoption based on 2023 results.

Note 4. Discontinued Operations

International Business. On March 1, 2021, the Company completed its sale of the CDK International business ("International Business") to Francisco Partners. The Company recorded a pre-tax gain on sale of $967.7 million in fiscal 2021. The pre-tax gain on sale includes a $37.9 million reclassification of net currency losses from accumulated other comprehensive income. The pre-tax gain on sale excludes transaction costs of $32.4 million, which were recorded as selling, general and administrative expenses in the table below. The Company provided limited services to Francisco Partners to assist in the integration of the International Business through February 2022. The financial results are presented in net earnings from discontinued operations in the Consolidated Statements of Operations for all periods presented.

Digital Marketing Business. On April 21, 2020, the Company completed its sale of the Digital Marketing Business to Sincro LLC, a newly formed company owned by Ansira Partners, Inc., which is a subsidiary of Advent International.

The following table summarizes the comparative financial results of discontinued operations which are presented in net earnings from discontinued operations in the Consolidated Statements of Operations:

	Year Ended June 30,
	2022	2021
Revenue	$—	$223.1
Cost of revenue	—	102.0
Selling, general and administrative expenses	1.3	83.4
Valuation adjustment	—	(1.9)
Restructuring expenses	—	11.2
Operating earnings (loss)	(1.3)	28.4
Interest expense	—	(0.1)
Other income, net	—	2.5
Earnings (loss) before income taxes	(1.3)	30.8
Gain on sale	1.9	967.7
Benefit (provision) for income taxes	0.7	(145.7)
Net earnings (loss) from discontinued operations	$1.3	$852.8

Note 5. Acquisitions

Fiscal 2022 Acquisitions

Salty Dot, Inc. On October 1, 2021, the Company acquired all of the outstanding equity of Salty Dot, Inc.("Salty"), a privately held automobile insurance technology solution provider. The acquisition is being recorded using the acquisition method of accounting, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their respective fair values as of the acquisition date. Under the acquisition method, total consideration was determined to be $181.6 million, subject to customary adjustments. Total consideration includes the fair value of contingent payments. The fair value of contingent payments, determined using an option pricing model, was estimated at $23.7 million as of the acquisition date. The range of contingent payments is zero to $147.0 million with the final amount dependent on the achievement of certain revenue and gross margin milestones over the 3-year period following acquisition.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date, subject to the finalized purchase price allocation:

Cash and cash equivalents	$6.2
Intangible assets	38.1
Other assets	0.9
Other liabilities	(4.7)
Total identifiable net assets	$40.5
Goodwill	141.1
Total consideration	$181.6

The intangible assets acquired primarily relate to software that is being amortized over a useful life of 8 years. The goodwill resulting from this acquisition reflects expected synergies resulting from adding Salty products and processes to the Company's portfolio. The acquired goodwill is not deductible for tax purposes.

The results of operations for Salty has been included in the Consolidated Statements of Operations from the date of acquisition.

Fiscal 2021 Acquisitions

Roadster. On June 2, 2021, the Company acquired Roadster, Inc., ("Roadster"), a Palo Alto, California-based digital sales platform. Roadster's customer relationship management ("CRM") solution enables dealers and OEMs to sell vehicles completely online, and to enhance the consumer retail experience. The Company acquired all of the outstanding equity of Roadster. The acquisition is being recorded using the acquisition method of accounting, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their respective fair values as of the acquisition date. Under the acquisition method, total consideration was determined to be $364.4 million, subject to customary adjustments. Total consideration includes the fair value of contingent payments up to $14.5 million as of the acquisition date, for which the amount payable will vary depending on the occurrence of certain events over an 18-month period after the closing.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date, subject to the finalized purchase price allocation:

Cash and cash equivalents	$8.5
Intangible assets	74.8
Other assets	8.2
Other liabilities	(10.3)
Total identifiable net assets	$81.2
Goodwill	283.2
Total consideration	$364.4

The intangible assets acquired primarily relate to customer relationships, software, and trademarks, which are being amortized over a useful life of 10, 8 and 4 years, respectively. The weighted average useful life of the acquired intangible assets is 8 years. The goodwill resulting from this acquisition reflects expected synergies resulting from adding Roadster products and processes to the Company's products and processes. The acquired goodwill is not deductible for tax purposes.

Square Root. On February 1, 2021, the Company acquired Square Root, Inc. ("Square Root"), an Austin-based developer of data curation software for OEMs. The Company acquired all of the outstanding equity of Square Root for a purchase price of up to $25.0 million. The purchase price includes a contingent purchase price payment of up to $5.0 million, which becomes payable if certain performance conditions are met by Square Root over a two-year period after the closing. The fair value of the contingent payments was $2.3 million as of the acquisition date, for which the amount payable will vary depending on the occurrence of certain events over the 24-month period after the closing.

The results of operations for all acquisitions have been included in the Consolidated Statements of Operations from the date of acquisition. The pro forma effects of this acquisition are not significant to the Company's reported results for any period presented. Accordingly, no pro forma financial statements have been presented herein.

Note 6. Revenue

Contract Balances

Accounts Receivable

A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. The Company receives payments from customers based upon contractual billing schedules. Payment terms can vary by contract but the period between invoicing and when payments are due is not significant. The timing of revenue recognition may differ from the timing of invoicing to customers. Included in accounts receivable on the Consolidated Balance Sheets are unbilled receivable balances which have not yet been invoiced. As of June 30, 2022, the balance of accounts receivable, net of allowances for doubtful accounts, was $246.8 million, inclusive of unbilled receivables of $1.7 million. As of June 30, 2021, the balance of accounts receivable, net of allowances for doubtful accounts, was $236.4 million, inclusive of unbilled receivables of $1.8 million.

Contract Assets

A contract asset is recognized when a conditional right to consideration exists and transfer of control has occurred. Contract assets are typically related to subscription contracts where the transaction price allocated to the satisfied performance obligation exceeds the value of billings to-date. Contract assets are reported in a net position on a contract-by-contract basis and are included in other current assets for the current portion and other assets for the long-term portion on the Consolidated Balance Sheets. The Company regularly reviews contract asset balances for impairment, considering factors such as historical experience, credit-worthiness, age of the balance, and other economic or business factors. Refer to Note 9 – Allowance for Credit Losses for more information about contract assets exposure to credit losses. Contract asset impairments were not significant in the twelve months ended June 30, 2022. Contract assets were $60.0 million and $64.3 million as of June 30, 2022 and 2021, respectively.

Deferred Revenue

The Company's deferred revenue primarily consists of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. Deferred revenue is reported in a net position on a contract-by-contract basis at the end of each reporting period. As of June 30, 2022 and June 30, 2021, the deferred revenue balance was $64.3 million and $69.0 million, respectively. For the years ended June 30, 2022 and 2021, the Company recognized revenue of $61.8 million and $76.5 million, respectively, related to its deferred revenue.

Remaining Performance Obligations. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following information represents the total transaction price for the remaining performance obligations as of June 30, 2021 related to non-cancelable contracts, including contracts less than one year in duration, that is expected to be recognized over future periods. In each case the fiscal period represents the year ended June 30.

As of June 30, 2022, the Company had $2.6 billion of remaining performance obligations which represent contracted revenue that has not yet been recognized, including contracted revenue where the contract's original expected duration is one year or less. The Company expects to recognize approximately $1.0 billion of the remaining performance obligations as revenue for fiscal 2023, $720.0 million for fiscal 2024, $480.0 million for fiscal year 2025, $290.0 million for fiscal 2026, $90.0 million for fiscal 2027, and $10.0 million thereafter. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the Company has the right to invoice.

Costs to Obtain and Fulfill a Contract. The Company capitalizes certain contract acquisition costs consisting primarily of commissions incurred when contracts are signed. The Company does not capitalize commissions related to contracts with a duration of less than one year; such commissions are expensed in selling, general and administrative expenses when incurred. Costs to fulfill contracts are capitalized when such costs are direct and related to transition or installation activities for hosted software solutions. Capitalized costs to fulfill contracts primarily include travel and employee compensation and benefit related costs for the Company's implementation and training teams. Capitalized costs to obtain a contract and most costs to fulfill a contract are amortized over a period of five years which represents the expected period of benefit of these costs. In instances where the contract term is significantly less than five years, costs to fulfill are amortized over the contract term which the Company believes best reflects the period of benefit of these costs.

As of June 30, 2022 and 2021, the Company capitalized contract acquisition and fulfillment costs of $223.7 million and $195.7 million, respectively. The Company expects that incremental commission fees incurred as a result of obtaining contracts and fulfillment costs are recoverable. During fiscal 2022 and 2021, the Company recognized cost amortization of $81.4 million and $73.9 million; there were no significant impairment losses.

Revenue Disaggregation. The following table presents revenue by category for twelve months ended June 30, 2022 and 2021:

	Year Ended June 30,
	2022	2021
Subscription	$1,408.1	$1,313.9
Transaction	166.9	174.9
Other	216.4	184.4
Total Revenue	$1,791.4	$1,673.2

The Company recognizes subscription revenue over time and substantially all transaction and other revenue at a point in time.

Note 7. Stock-Based Compensation

Incentive Equity Awards Granted by the Company. The Company's 2014 Omnibus Award Plan ("2014 Plan") provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards, and performance compensation awards to employees, directors, officers, consultants, advisors, and those of the Company's affiliates. The 2014 Plan provides for an aggregate of 16.4 million shares of the Company's common stock to be reserved for issuance and is effective for a period of ten years. As of June 30, 2022, there were 9.5 million shares available for issuance under the 2014 Plan. The Company reissues treasury stock to satisfy issuances of common stock upon option exercise, equity vesting, or grants of restricted stock.

The Company recognizes stock-based compensation expense associated with employee equity awards in net earnings based on the fair value of the awards on the date of grant. The Company accounts for forfeitures as they occur. Stock-based compensation primarily consisted of the following:

Time-Based Stock Options and Performance-Based Stock Options. Time-based stock options and performance-based stock options have a term of ten years. Upon termination of employment, unvested stock options are evaluated for forfeiture or modification, subject to the terms of the awards and Company policies.

Time-based stock options are granted to employees at an exercise price equal to the fair market value of the Company's common stock on the date of grant and are generally issued under a three or four-year graded vesting schedule.

Performance-based stock options are granted to the CEO at an exercise price equal to the fair market value of the Company's stock on the date of grant. These awards vest, subject to the Company's stock price performance and the CEO's continued employment with the Company, over a three-year performance period.

Time-Based Restricted Stock and Time-Based Restricted Stock Units. Time-based restricted stock and restricted stock units generally vest over a two to five-year period. Upon termination of employment, unvested time-based awards are evaluated for forfeiture or modification, subject to the terms of the awards and Company policies.

Time-based restricted stock cannot be transferred during the vesting period. Compensation expense related to the issuance of time-based restricted stock is measured based on the fair value of the award on the grant date and recognized on a straight-line basis over the vesting period. Employees are eligible to receive cash dividends on the CDK shares awarded under the time-based restricted stock program during the restricted period.

Time-based restricted stock units are primarily settled in cash for non-U.S. recipients and may be settled in stock or cash for U.S. recipients at the discretion of the Company and cannot be transferred during the restriction period. Compensation expense related to the issuance of time-based restricted stock units is recorded over the vesting period and is initially based on the fair value of the award on the grant date. Cash-settled, time-based restricted stock units are subsequently remeasured at each reporting date during the vesting period to the current stock value. For grants made prior to September 6, 2018, no dividend equivalents are paid on units awarded during the restricted period. For grants made on or subsequent to September 6, 2018, U.S. recipients are credited with dividend equivalents on units awarded during the restricted period, and no dividend equivalents are paid or credited on units awarded to non-U.S. recipients during the restricted period.

Performance-Based Restricted Stock Units. Performance-based restricted stock units generally vest over a three-year performance period. Under these programs, the Company communicates "target awards" at the beginning of the performance period with possible payouts at the end of the performance period ranging from 0% to 260% of the "target awards". Certain performance-based awards are further subject to adjustment based on a market condition, defined as total stockholder return of the Company's common stock compared to a peer group of companies. The probability associated with the achievement of performance conditions affects the vesting of the Company's performance-based awards. Expense is only recognized for those shares expected to vest. Upon termination of employment, unvested awards are evaluated for forfeiture or modification, subject to the terms of the awards and Company policies.

Performance-based restricted stock units are settled in either cash or stock for employees whose home country is the U.S. at the discretion of the Company, and are settled in cash for all other employees and cannot be transferred during the vesting period. Compensation expense related to the issuance of performance-based restricted stock units settled in cash is recorded over the vesting period, is initially based on the fair value of the award on the grant date and is subsequently remeasured at each reporting date to the current stock value during the performance period, based upon the probability that the performance target will be met. Compensation expense related to the issuance of performance-based restricted stock units settled in stock is recorded over the vesting period based on the fair value of the award on the grant date. Prior to settlement, dividend equivalents are earned on "target awards" under the performance-based restricted stock unit program.

The following table represents stock-based compensation expense and the related income tax benefits for fiscal 2022 and 2021, respectively:

	Year Ended June 30,
	2022	2021
Cost of revenue	$22.4	$14.1
Selling, general and administrative expenses	40.0	28.9
Total stock-based compensation expense	62.4	43.0
Income tax benefit(1)	10.6	6.2
Stock-based compensation expense, net of tax	$51.8	$36.8

(1) Represents stock-based compensation expense exclusive of non-deductible executive compensation at the statutory tax rates. Excess tax benefits or shortfalls associated with stock awards are excluded from this disclosure and presented separately in Note 15 - Income Taxes.

Stock-based compensation expense for fiscal 2022 consisted of $59.1 million of expense related to equity-classified awards and $3.3 million of expense related to liability-classified awards. Total stock-based compensation expense for fiscal 2022 includes $0.4 million of cumulative adjustments related to the achievement of financial performance metrics based on the outcome of fiscal 2022 associated with performance-based restricted stock units.

Stock-based compensation expense for fiscal 2021 consisted of $40.8 million of expense related to equity-classified awards and $2.2 million of expense related to liability-classified awards. Total stock-based compensation expense for fiscal 2021 includes $3.9 of cumulative adjustments related to the achievement of financial performance metrics based on the outcome of fiscal 2021 associated with performance-based restricted stock units.

As of June 30, 2022, the total unrecognized compensation cost related to non-vested stock options and restricted stock units was $2.8 million and $66.3 million, respectively, which will be amortized over the weighted average remaining requisite service periods of 1.9 years and 1.6 years, respectively. There was no unrecognized compensation cost related to non-vested restricted stock awards as of June 30, 2022.

The activity related to the Company's incentive equity awards for fiscal 2022, including amounts attributable to the Company's discontinued operations, consisted of the following:

Time-Based Stock Options.

	Number of Options (in thousands)	Weighted Average Exercise Price (in dollars)	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding as of June 30, 2021	1,029	$46.88
Options granted	397	42.59
Options exercised	(2)	22.43
Options canceled	(1)	43.54
Options outstanding as of June 30, 2022	1,423	$45.71	7.1	$14.0

Exercisable as of June 30, 2022	849	$48.40	5.9	$5.9

The Company received proceeds from the exercise of stock options of approximately $0.1 million and $2.5 million during fiscal 2022 and 2021, respectively. The aggregate intrinsic value of stock options exercised during fiscal 2022 and 2021 was approximately $0.1 million and $1.0 million, respectively.

The Binomial model used to determine the grant date fair value of the time-based stock options granted in the first quarter of fiscal 2022 used an expected volatility based on the average of implied volatility and historical stock price volatility for the Company, the average of which was 27.2%, a risk-free interest rate of 1.0%, an expected dividend yield of 1.4%, and weighted average expected life of 6.

Performance-Based Stock Options. There were no grants of performance-based stock options during the fiscal 2022.

Weighted
	Number	Average
	of Options	Exercise
	(in	Price
	thousands)	(in dollars)
Options outstanding as of June 30, 2021	152	$50.77
Options granted	—	—
Options outstanding as of June 30, 2022	152	$50.77

The following table presents the assumptions used to determine the fair value of the stock options granted by the Company:

	Fiscal 2022	Fiscal 2021
Risk-free interest rate	1.0%	0.4%
Dividend yield	1.4%	1.4%
Weighted average volatility factor	27.2%	33.0%
Weighted average expected life (in years)	6.0	6.0
Weighted average fair value (in dollars)	$9.83	$11.73

Time-Based Restricted Stock and Time-Based Restricted Stock Units.

	Restricted Stock Units
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (in dollars)
Non-vested as of June 30, 2021	1,525	$47.60
Granted	1,132	42.49
Vested	(588)	48.15
Forfeited	(316)	47.21
Non-vested as of June 30, 2022	1,753	$44.23

Performance-Based Restricted Stock Units.

	Restricted Stock Units
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (in dollars)
Non-vested as of June 30, 2021	785	$45.99
Granted	448	42.69
Vested	(343)	47.12
Forfeited	(62)	46.45
Non-vested as of June 30, 2022	828	$43.70

The Monte Carlo simulation model used to determine the grant date fair value of the total three-year performance-based restricted stock units granted during fiscal 2022 used an expected volatility based on historical stock price volatility for the Company and the peer companies, the average of which was 33.3% and a risk-free interest rate of 0.4%. Because these awards earn dividend equivalents, the model did not assume an expected dividend yield.

Note 8. Employee Benefit Plans

The Company offers a defined contribution savings plan. This plan covers all eligible full-time domestic employees and provides company-matching contributions on a portion of employee contributions. The costs recorded by the Company for this plan were $17.0 million and $17.2 million for fiscal 2022 and 2021, respectively.

Note 9. Allowance for Credit Losses

On July 1, 2020, the Company adopted ASU 2016-13 using a modified retrospective approach. The noncash cumulative effect of adopting CECL resulted in a decrease of $8.2 million, net of tax impacts, to retained earnings, with corresponding increases to the allowance for expected credit losses impacting accounts receivable, net, other current assets and other assets on the Consolidated Balance Sheets. The cumulative-effect adjustment in retained earnings includes amounts related to the International Business, which represented an impact upon adoption of $1.2 million, net of tax. At adoption, there was no impact on the Company's Consolidated Statements of Operations and Cash Flows. The impacts related to prior comparative periods have not been restated and continue to be reported under the accounting standards in effect for the prior periods.

Credit loss expense is included in selling, general and administrative expenses in the Consolidated Statements of Operations. The following table provides a roll forward of the allowance for credit losses that is deducted from the amortized cost basis to present the net amount expected to be collected as of June 30, 2022.

	Accounts receivable, net	Other current assets	Other assets	Total
Balance as of June 30, 2020	$10.6	$—	$—	$10.6
Cumulative-effect adjustment upon adoption	0.7	0.5	8.2	9.4
Provision (release of provision) for expected credit losses	(2.3)	0.2	1.2	$(0.9)
Write-offs	(3.0)	—	(0.2)	(3.2)
Other	0.3	—	—	$0.3
Balance as of June 30, 2021	6.3	0.7	9.2	16.2
Provision (release of provision) for expected credit losses	1.4	(0.1)	1.7	3.0
Write-offs	(5.6)	—	—	(5.6)
Recoveries	0.8	—	—	0.8
Balance as of June 30, 2022	$2.9	$0.6	$10.9	$14.4

Note 10. Property, Plant and Equipment, Net

Depreciation expense for property, plant and equipment was $33.3 million and $40.0 million for fiscal 2022 and 2021, respectively. Property, plant and equipment at cost and accumulated depreciation consisted of the following:

	June 30,
	2022	2021
Land and buildings	$32.7	$32.4
Data processing equipment	213.3	221.9
Furniture and fixtures, leasehold improvements and other	40.7	53.9
Total property, plant and equipment	286.7	308.2
Less: accumulated depreciation	216.6	236.4
Property, plant and equipment, net	$70.1	$71.8

Note 11. Leases

CDK as a Lessee. For fiscal 2022, the Company recorded lease expense of $15.2 million in cost of revenue, $8.8 million in selling, general and administrative expenses, and $0.3 million in interest expense, in the Consolidated Statements of Operations. For fiscal 2021, the Company recorded lease expense of $26.7 million in cost of revenue, $3.1 million in selling, general and administrative expenses, and $0.5 million in interest expense, in the Consolidated Statements of Operations.

The following table summarizes the components of net lease expense for the year ended June 30, 2022 and 2021:

	June 30,
	2022	2021
Finance Leases:
Amortization expense of ROU assets	$5.5	$5.5
Interest expense on lease liabilities	0.3	0.5
Operating Leases:
Lease expense	11.5	14.3
Sublease income	(0.3)	(1.9)

Short-term lease expense	3.5	3.3
Variable lease expense	3.8	8.6
Total net lease expense	$24.3	$30.3

The following table presents supplemental information related to leases:

	June 30,
	2022	2021
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows paid for operating leases	$13.1	$16.3
Operating cash flows paid for interest portion of finance leases	0.3	0.5
Finance cash flows paid for principal portion of finance leases	10.1	5.7

	June 30,
	2022	2021
Operating leases
Weighted average remaining lease term	4.0 years	4.2 years
Weighted average discount rate	2.4%	3.9%
Finance leases
Weighted average remaining lease term	2.0 years	1.8 years
Weighted average discount rate	3.8%	4.4%

The following table presents supplemental balance sheet information related to leases as of June 30, 2022 and 2021:

	June 30,
	2022	2021
Operating Leases:
ROU assets, net (1)	$27.9	$31.4

Lease liabilities, current (2)	10.7	13.4
Lease liabilities, non-current (3)	27.5	31.1
Total lease liabilities	$38.2	$44.5

Finance Leases:
ROU assets, net (1)	$8.4	$8.3

Lease liabilities, current (2)	4.7	4.9
Lease liabilities, non-current (3)	2.5	3.8
Total lease liabilities	$7.2	$8.7

(1) Included in other assets for operating leases and property, plant and equipment, net for finance leases on the Consolidated Balance Sheets.

(2) Included in accrued expenses and other current liabilities for operating leases and current maturities of long-term debt and finance lease liabilities for finance leases on the Consolidated Balance Sheets.

(3) Included in other liabilities for operating leases and long-term debt and finance lease liabilities for finance leases on the Consolidated Balance Sheets.

The following table presents maturity analysis of lease liabilities as of June 30, 2022:

	Operating Leases	Finance Leases
Twelve months ending June 30:
2023	$11.7	$4.9
2024	9.4	2.4
2025	8.8	0.1
2026	6.6	—
2027	4.2	—
Thereafter	0.4	—
Total lease payments	41.1	7.4
Less: interest	(2.9)	(0.2)
Present value of lease liabilities	$38.2	$7.2

The Company had $7.4 million in minimum lease payments for executed leases that have not yet commenced as of June 30, 2022.

CDK as a Lessor. The following summarizes components of net lease income reported on the Consolidated Statements of Operations as of June 30, 2022 and 2021:

	Year ended June 30,
	2022	2021
Revenue (1)	$66.6	$45.1
Cost of revenue	(40.1)	(37.6)
Interest income	3.5	2.4
Total lease income	$30.0	$9.9

(1) Revenue from lease components are included in the Other category in revenue disaggregation table in Note 6 - Revenue.

As of June 30, 2022, the carrying value of the Company's lease receivable reported in accounts receivable, net and other assets on the Consolidated Balance Sheets was $33.0 million and $61.3 million, respectively. As of June 30, 2021, the carrying value of the Company's lease receivable reported in accounts receivable, net and other assets on the Consolidated Balance Sheets was $19.5 million and $40.9 million, respectively. The following table presents maturity analysis of the lease payments the Company expects to receive as of June 30, 2022:

Amount
Twelve months ending June 30:
2023	$34.6
2024	29.1
2025	20.3
2026	12.1
2027	3.6
Thereafter	0.1
Total cash flows to be received	99.8
Less: interest	(5.0)
Present value of lease receivable	$94.8

Note 12. Goodwill and Intangible Assets, Net

Changes in goodwill were as follows:

Amount
Balance as of June 30, 2020	$999.5
Acquisitions	295.5
Currency translation	2.1
Balance as of June 30, 2021	$1,297.1
Acquisitions	141.7
Currency translation	(0.8)
Balance as of June 30, 2022	$1,438.0

Intangible assets, net from continuing operations consisted of:

		June 30,
		2022			2021
	Useful lives (in years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net

Customer lists	5-15	$187.5	$(90.8)	$96.7	$187.9	$(81.2)	$106.7
Software	3-8	555.5	(273.0)	282.5	412.5	(192.3)	220.2
Trademarks	2-15	12.6	(6.3)	6.3	10.4	(4.6)	5.8
		$755.6	$(370.1)	$385.5	$611.7	$(279.0)	$332.7

Other intangibles consist primarily of purchased rights, covenants, and patents (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. Amortization of intangible assets from continuing operations was $92.4 million and $58.7 million for fiscal 2022 and 2021.

April 1, 2022 and 2021 Impairment Analysis. The Company completed its annual impairment analysis as of April 1, 2022 and 2021. For all reporting units, the Company performed a qualitative analysis at April 1, 2022 and at 2021. Based on the results of the analysis, the Company determined that no impairment existed for any reporting unit.

Estimated future amortization expense related to existing intangible assets is as follows:

Amount
Year ending June 30,
2023	$114.5
2024	89.4
2025	59.7
2026	26.6
2027	22.0
Thereafter	73.3
Total future amortization expense	$385.5

Note 13. Investments

As of June 30, 2021, the Company's equity investments principally comprised a 15% ownership interest in Ansira and a 50% ownership interest in Open Dealer Exchange ("ODE"). ODE processes certain credit bureau and other credit related transactions on behalf of the Company. The operations of ODE are integral to the Company's business due to the access ODE has to credit bureaus, which provides an extension of the business over a critical functional area. As a result, the Company records earnings related to the investment in costs of revenues in the Consolidated Statements of Operations. For the years ended June 30, 2022 and 2021, the Company incurred expenses from ODE of $12.0 million and $17.6 million, respectively, in cost of revenues in the Consolidated Statements of Operations. During fiscal 2022 and 2021, the Company made payments to ODE of $16.1 million and $14.9 million, respectively.

	June 30,
	2022	2021
Equity method investments	$21.4	$30.4
Other investments	20.0	20.0
Total	$41.4	$50.4

Opening balance	$50.4	$76.1
Losses recognized in loss from equity method investment (1)	(7.8)	(27.3)
Amounts recognized in cost of revenue	15.6	13.3
Dividends received	(16.8)	(11.7)
Closing balance	$41.4	$50.4

(1) Fiscal 2021 includes a $14.5 million impairment charge with respect to one of the Company's equity investments.

In addition, the Company has a 10-year note receivable due 2030, with respect to one of its equity investments. As of June 30, 2022 and 2021, the note receivable was $30.0 million and $27.3 million, respectively, recorded in other assets on the Consolidated Balance Sheets.

Other investments include entities where the Company does not have significant influence over the operating or financial policy and their fair values are not readily determinable. Therefore, the Company has elected to measure these investments at cost with adjustments for observable changes in price or impairment.

Note 14. Debt

Long-term debt and finance lease liabilities consisted of:

		As of June 30, 2022		As of June 30, 2021
	Maturity Date	Interest Rate	Amount	Interest Rate	Amount
Credit Facilities
Revolving credit facility	May 2026	3.310%	$145.0	—%	$—
Total credit facilities

Unsecured Senior Notes
Senior notes, due 2024	October 2024	6.500%	500.0	5.000%	500.0
Senior notes, due 2027	June 2027	4.875%	600.0	4.875%	600.0
Senior notes, due 2029	May 2029	5.250%	500.0	5.250%	500.0
Total unsecured senior notes			1,600.0		1,600.0

Finance lease liabilities			7.3		8.7
Other			—		2.2
Unamortized debt financing costs			(14.3)		(17.3)
Total debt and finance lease liabilities			1,738.0		1,593.6
Less: current maturities of long-term debt			4.7		7.1
Total long-term debt and finance lease liabilities			$1,733.3		$1,586.5

Credit Facility. The Company has a variable rate senior unsecured revolving credit facility (the "revolving credit facility"). The revolving credit facility provides up to $750.0 million of borrowing capacity and includes a sub-limit of up to $100.0 million for loans denominated in euro, pound sterling, and, if approved by the revolving lenders, other currencies. The average outstanding balances of the revolving credit facility were $147.0 million and $42.7 million for the fiscal year ended June 30, 2022 and 2021, respectively.

The revolving credit facility contains various covenants and restrictive provisions that limit the Company's subsidiaries' ability to incur additional indebtedness, the Company's ability to consolidate or merge with other entities, and the Company's subsidiaries' ability to incur liens, enter into sale and leaseback transactions, and enter into agreements restricting the ability of the Company's subsidiaries to pay dividends. If the Company fails to perform the obligations under these and other covenants, the revolving credit facility could be terminated and any outstanding borrowings, together with accrued interest, could be declared immediately due and payable. In addition to customary events of default on the revolving credit facility, an event of default may also be triggered by the acceleration of the maturity of any other indebtedness the Company may have in an aggregate principal amount in excess of $75.0 million.

Unamortized Debt Financing Costs. Debt financing costs are amortized over the terms of the related debt instruments and recorded to interest expense on the Consolidated Statements of Operations.

Unsecured Senior Notes. The senior notes have fixed interest rates, for which interest is paid semi-annually. The notes are redeemable at certain dates in whole or in part at the Company's option. The redemption price would be equal to, or in excess of, 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, plus the applicable "make-whole" premium.

On April 23, 2021, the Company repaid all indebtedness under the 2026 notes. As a result, the Company recorded expenses of $18.5 million for the call premium and $4.8 million for the write-off of unamortized debt financing costs in the Consolidated Statements of Operations.

The senior notes are general unsecured obligations of the Company and are not guaranteed by any of the Company's subsidiaries. The senior notes rank equally in right of payment with the Company's existing and future unsecured unsubordinated obligations, including the credit facilities. The senior notes contain covenants restricting the Company's ability to incur additional indebtedness secured by liens, engage in sale/leaseback transactions, and merge, consolidate, or transfer all or substantially all of the Company's assets. The senior notes are also subject to a change of control provision whereby each holder of the senior notes has the right to require the Company to purchase all or a portion of such holder's senior notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest upon the occurrence of both a change of control and a decline in the rating of the senior notes.

Finance Lease Liabilities. The Company has lease agreements for equipment, which are classified as finance lease liabilities. Refer to Note 11 - Leases for scheduled maturities and additional information relating to finance lease liabilities.

Fair Value. The Company's senior notes are considered Level 2 fair value measurements in the fair value hierarchy and the approximate aggregate fair value is based on quoted market prices for similar instruments. The fair value of the revolving credit facility is equal to its carrying value as the Company has the ability to repay the outstanding principal at par value at any time.

The approximate fair values and related carrying values of the long-term debt and finance lease liabilities, including current maturities and excluding unamortized debt financing costs, are as follows:

	June 30,
	2022	2021
Fair value	$1,585.8	$1,746.8
Carrying value	1,752.3	1,610.9

The Company's aggregate scheduled maturities of the long-term debt as of June 30, 2022 were as follows:

Amount
Fiscal year ending 2023	$—
Fiscal year ending 2024	—
Fiscal year ending 2025	500.0
Fiscal year ending 2026	145.0
Fiscal year ending 2027	600.0
Thereafter	500.0
Total debt	1,745.0
Unamortized deferred financing costs	(14.3)
Total debt, net of unamortized deferred financing costs	$1,730.7

Note 15. Income Taxes

Provision for Income Taxes. The provision for income taxes consisted of the following components:

	June 30,
	2022	2021
Current:
Federal	$32.0	$42.6
State	14.0	12.7
Foreign	10.8	8.4
Total current	56.8	63.7
Deferred:
Federal	35.9	23.3
State	4.8	7.4
Foreign	2.1	0.1
Total deferred	42.8	30.8
Total provision for income taxes	$99.6	$94.5

A reconciliation between the Company's effective tax rate from continuing operations and the U.S. federal statutory rate is as follows. Certain prior year amounts have been reclassified to conform to current year presentation.

	June 30,
	2022	%	2021	%
Provision for taxes at U.S. statutory rate	$77.2	21.0%	$59.8	21.0%
Increase (decrease) in provision from:
State income taxes, net of federal benefit	15.7	4.3%	15.9	5.6%
U.S. tax on foreign earnings	(1.1)	(0.3)%	(0.2)	(0.1)%
Foreign tax rate differential	1.5	0.4%	1.4	0.5%
Foreign tax credits	(1.4)	(0.4)%	(2.7)	(0.9)%
Foreign withholding taxes	1.1	0.3%	1.9	0.7%
Valuation allowances	1.6	0.4%	7.6	2.7%
Uncertain tax positions	0.5	0.1%	(0.1)	—%
Advance pricing agreement	(1.9)	(0.5)%	0.9	0.3%
Tax shortfalls / (excess tax benefits) on stock-based compensation	—	—%	3.1	1.1%
Nondeductible officer compensation	5.0	1.4%	5.6	2.0%
Noncontrolling interest	(1.5)	(0.4)%	(1.5)	(0.5)%
Other	2.9	0.8%	2.8	1.0%
Provision for income taxes	$99.6	27.1%	$94.5	33.2%

The balance sheet classification and significant components of deferred income tax assets and liabilities are as follows:

	June 30,
	2022	2021
Classification:
Long term deferred tax assets (included in other non-current assets)	$2.3	$1.3
Long term deferred tax assets (included in long-term assets held for sale)	—	—
Long term deferred tax liabilities (included in deferred income taxes)	(160.0)	(111.4)
Long term deferred tax liabilities (included in long-term liabilities held for sale)	—	—
Net deferred tax liabilities	$(157.7)	$(110.1)

Components:
Deferred tax assets:
Accrued expenses	$12.4	$15.0
Compensation and benefits	18.5	17.6
Deferred revenue	—	1.7
Net operating losses	9.5	15.8
Capital losses	3.8	3.4
Lease liabilities	10.3	12.3
Tax credits	4.3	2.3
Other	10.9	10.1
	69.7	78.2
Less: valuation allowances	(17.7)	(13.6)
Deferred tax assets	52.0	64.6

Deferred tax liabilities:
Deferred expenses	51.9	51.2
Deferred revenue	13.9	—
Property, plant and equipment and intangible assets	135.5	115.7
ROU assets	6.5	6.9
Prepaid expenses	1.9	0.9
Deferred tax liabilities	209.7	174.7
Net deferred tax liabilities	$(157.7)	$(110.1)

Carryforward Attributes. As of June 30, 2022, the Company had federal capital losses of $14.9 million which expire in fiscal 2024 and pre-apportioned state capital losses of $13.4 million which expire in 2024 through 2034. The Company has $32.9 million of federal net operating losses, a portion of which begin to expire in 2034, and $43.6 million of post-apportioned state net operating losses, a portion of which begin to expire in 2023, both the federal and state net operating losses were derived from fiscal 2021 acquisitions. The Company had no foreign net operating loss carryforwards as of June 30, 2022.

The Company had U.S. federal foreign tax credits of $3.8 million which expire in 2031, U.S. federal research and development credits of $1.2 million which begin to expire in 2037, and state tax credits of $0.2 million which begin to expire in 2023.

Valuation Allowances. The Company has recorded valuation allowances of $17.7 million and $13.6 million as of June 30, 2022 and 2021, respectively, because the Company has concluded it is more likely than not that it will be unable to utilize certain net operating loss carryforwards, capital loss carryforwards and certain U.S. tax credits. As of each reporting date, the Company's management considers new evidence, both positive and negative, which could impact management's determination with regard to future realization of deferred tax assets.

Unrecognized Income Tax Benefits. As of June 30, 2022 and 2021, the Company had unrecognized income tax benefits of $14.9 million and $20.4 million, respectively. These amounts when netted against offsetting receivables, would have a net impact on the effective tax rate of $(0.1) million and $3.9 million, respectively, would impact the effective tax rate, if recognized. The remainder, if recognized, would principally affect deferred taxes.

Penalties and interest expense associated with uncertain income tax positions have been recorded in the provision for income taxes on the Consolidated Statements of Operations. Penalties and interest accrued during fiscal 2022 were not significant. Penalties and interest accrued during fiscal 2021 were $0.8 million primarily related to changes in methodology related to transfer pricing. As of June 30, 2022 and June 30, 2021, respectively, the Company had $1.7 million and $2.6 million of penalties and interest associated with uncertain tax positions, which was included in other liabilities on the Consolidated Balance Sheets.

In addition, an offsetting long-term receivable of $13.7 million of tax and interest has been recorded as of June 30, 2022 as a result of the Company filing an advance pricing agreement procedure consideration under applicable U.S. and Canadian treaties for an update to transfer pricing policies. This long-term receivable is offset by $12.8 million of tax and interest recorded as uncertain tax positions as of June 30, 2022. An offsetting long-term receivable of $17.7 million of tax and interest has been recorded as of June 30, 2021 as a result of the Company filing an advance pricing agreement procedure consideration under applicable U.S. and Canadian treaties for an update to transfer pricing policies. This long-term receivable is offset by $18.2 million of tax and interest recorded as uncertain tax positions as of June 30, 2021.

The Company files income tax returns in the U.S. federal jurisdiction and various state, local, and foreign jurisdictions and is subject to examination by taxing authorities. The tax years currently under examination vary by jurisdiction but remain open predominantly for tax years after 2014. Based on the possible outcomes of the Company's tax audits and expiration of the statute of limitations, the Company does not expect any material reversal of the liability for uncertain tax positions will decrease in the next twelve months. The resolution of tax matters is not expected to have a material effect on the Company's consolidated financial condition, liquidity, or results of operation.

Note 16. Commitments and Contingencies

Legal Proceedings. From time to time, the Company is subject to various claims and is involved in various legal, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business activities, including those noted in this section. Although management at present has no basis to conclude that the ultimate outcome of these proceedings, individually and in the aggregate, will materially harm the Company's financial position, results of operations, cash flows, or overall trends, legal proceedings and related government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could include substantial monetary damages. In addition, in matters for which injunctive relief or other conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting the Company from selling one or more products at all or in particular ways, precluding particular business practices, or requiring other remedies. An unfavorable outcome may result in a material adverse impact on the Company's business, results of operations, financial position, and overall trends. The Company might also conclude that settling one or more such matters is in the best interests of its stockholders, employees, and customers, and any such settlement could include substantial payments.

Competition Matters. The Company is currently involved in the following antitrust lawsuits that set forth allegations of anti-competitive agreements between the Company and The Reynolds and Reynolds Company ("Reynolds") relating to the manner in which the defendants control access to, and allow integration with, their respective Dealer Management System ("DMS"), and that seek, among other things, treble damages and injunctive relief. These lawsuits have been transferred to, or filed in, the U.S. District Court for the Northern District of Illinois for consolidated and coordinated pretrial proceedings as part of a multi-district litigation proceeding ("MDL").

•	Teterboro Automall, Inc. d/b/a Teterboro Chrysler Dodge Jeep Ram ("Teterboro") brought a putative class action suit on behalf of itself and all similarly situated automobile dealerships against CDK Global, LLC and Reynolds. Teterboro's suit was originally filed on October 19, 2017, in the U.S. District Court for the District of New Jersey. Since that time, several more putative class actions were filed in a number of federal district courts, with substantively similar allegations; all of them have been consolidated with the MDL proceeding. On June 4, 2018, a consolidated class action complaint was filed on behalf of a putative class made up of all dealerships in the United States that directly purchased DMS and/or allegedly indirectly purchased DMS or data integration services from CDK Global, LLC or Reynolds ("Putative Dealership Class Plaintiffs"). CDK Global, LLC moved to dismiss the complaint, or in the alternative, compel arbitration of certain of the cases while staying the remainder pending the outcome of those arbitration proceedings; its motion to dismiss was granted in part and denied in part, while its motion to compel arbitration was denied. On February 22, 2019, CDK Global, LLC filed an answer to the remaining claims in Putative Dealership Class Plaintiffs' complaint and asserted counterclaims against the Putative Dealership Class Plaintiffs. The Putative Dealership Class Plaintiffs filed a motion to dismiss CDK Global, LLC's counterclaims; that motion was granted in part and denied in part on September 3, 2019. On October 23, 2018, the Putative Dealership Class Plaintiffs and Reynolds filed a motion for preliminary approval of settlement and for conditional certification of the proposed settlement class. The court finally approved that settlement on January 22, 2019. The parties' cross-motions for summary judgment and Daubert motions were fully briefed as of September 28, 2020. On January 21, 2022 the court issued a memorandum opinion and order with respect to the Daubert motions, granting the motions in part and denying in part. The parties' cross-motions for summary judgment remain pending.

•	Loop LLC d/b/a AutoLoop ("AutoLoop") brought suit against CDK Global, LLC on April 9, 2018, in the U.S. District Court for the Northern District of Illinois, but reserved its rights with respect to remand to the U.S. District Court for the Western District of Wisconsin at the conclusion of the MDL proceedings. On June 5, 2018, AutoLoop amended its complaint to sue on behalf of itself and a putative class of all other automotive software vendors in the United States that purchased data integration services from CDK Global, LLC or Reynolds. CDK Global, LLC moved to compel arbitration of AutoLoop's claims, or in the alternative, to dismiss those claims; that motion was denied on January 25, 2019. CDK Global, LLC filed an answer to AutoLoop's complaint and asserted counterclaims against AutoLoop on February 15, 2019. AutoLoop filed an answer to CDK Global, LLC's counterclaims on March 8, 2019. The parties' cross-motions for summary judgment and Daubert motions were fully briefed as of September 28, 2020. On January 21, 2022 the court issued a memorandum opinion and order with respect to the Daubert motions, granting the motions in part and denying in part. The parties' cross-motions for summary judgment remain pending.

The Company believes that the remaining unsettled cases are without merit and will continue to vigorously contest all asserted claims. Nonetheless, in light of the Company's settlements with Authenticom, i3 Brands, MVSC, and Cox and its continued expenditure of legal costs to contest the remaining claims, the Company has determined that a loss of some measure is probable and can be reasonably estimated. As of June 30, 2022, and 2021, the litigation liability for the remaining unsettled cases was $34.0 million and $34.0 million, respectively. This estimated loss is based upon currently available information and represents the Company's best estimate of such loss. Estimating the value of this estimated loss involved significant judgment given the uncertainty that still exists with respect to the remaining unsettled cases due to a variety of factors typical of complex, large scale litigation, including, among others: (i) formative issues, including: (a) the causes of action the plaintiffs can pursue; (b) the definition of the class(es) of plaintiffs; (c) the types of damages that can be recovered; and (d) whether plaintiffs can establish loss causation as a matter of law, all of which have yet to be determined pending the outcome of dispositive motions (e.g., motions for class certification and motions for summary judgment); (ii) significant factual issues remain to be resolved; (iii) expert perspectives with respect to, among other things, alleged antitrust injury and damages is widely divergent and remains subject to dispositive motions; (iv) the absence of productive settlement discussions to date with the remaining plaintiffs; and (v) the novel or uncertain nature of the legal issues presented. For these same reasons, the Company cannot reasonably estimate a maximum potential loss exposure at this time. In addition, the Company's estimate does not incorporate or reflect the potential value of the Company's counterclaims against certain of the plaintiffs in the ongoing cases. The legal proceedings underlying the estimated litigation liability will change from time to time and actual results may vary significantly from the estimate. As noted above, an adverse result in any of the remaining cases could have a material adverse effect on the Company's business, results of operations, financial condition, or liquidity.

On June 22, 2017, the Company received from the Federal Trade Commission ("FTC") a Civil Investigative Demand consisting of specifications calling for the production of documents relating to any agreements between the Company and Reynolds. Parallel document requests have been received from certain states' Attorneys General. Since 2017, the Company has engaged in continuing communication with and received subsequent requests from the FTC related to its investigation. The Company has responded to the requests and no proceedings have been instituted. The Company believes there has not been any conduct by the Company or its current or former employees that would be actionable under the antitrust laws in connection with the agreements between the Company and Reynolds or otherwise. At this time, the Company does not have sufficient information to predict the outcome of, or the cost of responding to or resolving, these investigations.

Other Commitments and Contingencies. In the normal course of business, the Company may enter into contracts in which the Company makes representations and warranties that relate to the performance of the Company's services and products. The Company does not expect any material losses related to such representations and warranties.

The Company has provided approximately $28.2 million of guarantees as of June 30, 2022 in the form of surety bonds issued to support certain licenses and contracts which require a surety bond as a guarantee of performance of contractual obligations. In general, the Company would only be liable for the amount of these guarantees in the event the Company defaulted in performing the obligations under each contract, of which, the probability is remote.

The Company had a total of $1.7 million in letters of credit outstanding as of June 30, 2022 primarily in connection with insurance programs.

Note 17. Share Repurchase Transactions

In January 2017, the Board of Directors authorized the Company to repurchase up to $2.0 billion of its common stock as part of a return of capital plan. Under the authorization, the Company may purchase its common stock in the open market or in privately negotiated transactions from time to time as permitted by federal securities laws and other legal requirements. The actual timing, number, and price of any shares to be repurchased is determined at management's discretion and depends on a number of factors, including the market price of the shares, general market and economic conditions, and other potential uses for free cash flow including, but not limited to, potential acquisitions.

In November 2018, the Company entered into an accelerated share repurchase agreement ("November 2018 ASR") to purchase $260.0 million of the Company's common stock. Under the terms of the November 2018 ASR, the Company made a $260.0 million payment in November 2018 and received initial delivery of approximately 4.1 million of the Company's common stock. In February 2019, the Company received an additional 1.1 million shares of common stock in final settlement of the November 2018 ASR, for a total of 5.2 million shares. The value reflected in treasury stock upon completion of the November 2018 ASR represents the value of the shares received based on the closing price of the Company's stock on the respective settlement dates, which is higher than the $260.0 million cash paid by $13.0 million.

In June 2021, the Company made open market repurchases of 236 thousand shares of the Company's common stock for a total cost of $12.1 million.

In June 2022, the Company made open market repurchases of 5.2 million shares of the Company's common stock for a total cost of $229.1 million.

Note 18. Subsequent Events

On July 6, 2022, Brookfield Business Partners, together with institutional partners (collectively "Brookfield") completed a $8.3 billion acquisition of the Company, with Brookfield acquiring all of the Company's outstanding shares of common stock valued at a per share price of $54.87. This included the outstanding stock-based awards as disclosed in Note 7 – Stock-Based Compensation, all of which vested upon the acquisition. The deal allows the Company to continue to elevate the dealer and consumer experience when selling, buying or owning a vehicle. Brookfield's investment was funded with $3.5 billion of equity, of which Brookfield invested approximately $500 million, with the remaining balance funded from institutional partners.

Additionally, on July 6, 2022, in connection with the merger, the Company and Brookfield entered into a first lien credit agreement providing for a 7-year, $3.6 billion principal amount senior secured U.S. dollar denominated first lien term loan facility and a 5-year, $650 million senior secured revolving credit facility. In addition, the Company and Brookfield entered into a $755 million senior secured U.S. dollar denominated second lien term loan facility.

In connection with the acquisition, the Company and Brookfield completed a private offering of $750 million in aggregate principal amount of their first lien notes due 2029 (the "Notes"). Brookfield's newly formed wholly owned subsidiary, Central Parent Inc., was listed as the issuer. Interest on the Notes is payable on June 15 and December 15 of each year, beginning on December 15, 2022, with maturity on June 15, 2029.

Additionally, the Company redeemed the majority of its senior notes in conjunction with the Brookfield acquisition. The notes provided an option to be redeemable at certain dates in whole or through a tender offer. The settlement date for the redemption coincided with the Brookfield acquisition on July 6, 2022. Of the $1.6 billion in total senior notes the Company reported on June 30, 2022, $75 million remains outstanding.